CABO
mining corp.

02 APR -2 AM 8:01

March 15, 2002

02028180

U.S. Securities & Exchange Commission
Room 3094 (3-6),
450 – 5th Street NW
Washington, D.C.,
U.S.A., 20549

SUPPL

Dear Sirs:

Re: CABO MINING CORP. (Exemption #82-1401)

We enclose the following for your records:

1. Minutes of the Annual General Meeting of the Company held in Vancouver, December 14, 2001;

2. Copy of the Company's Quarterly Report to December 31, 2001, including the Consolidated Financial Statements and Supplementary Information, BC Form 51-901F;

3. Copies of the following News Releases by the Company: December 14, 2001; December 21, 2001; February 15, 2002; and February 26, 2002;

4. Copies of the following documents filed by the Company with the:

   B.C. Securities Commission:
   Statements of Material Change BC FORM 53-901F dated December 14, 2001; December 21, 2001; February 18, 2002; and February 26, 2002;
   Reports of Exempt Distribution BC FORM 45-902F dated December 27, 2001, as Amended; and January 8, 2002.
   Canadian Venture Exchange:
   Private Placement Notice Forms: FORM 4A re: announcement of November 30, 2001; and re: announcement of February 26, 2002.

5. Copies of Insider Trading Reports for; John A. Versfelt, Julio C. Benedetti and David R. Robinson from November 30, 2001.

Sincerely,
CABO MINING CORP.

D. Alex Caldwell, Corp Secretary

dw 4/10

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

#82-1401

CABO MINING CORP.
(the "Company")

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD ON FRIDAY, DECEMBER 14, 2001 AT 11:00 A.M. IN THE BOARD ROOM AT PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA

CHAIRMAN AND INTRODUCTION

With the approval of all members present, John A. Versfelt, assumed the position as Chairman and called the meeting to order.

The Chairman stated that the meeting had been convened by the directors of the Company for the purposes stated in the Notice of Meeting dated November 9, 2001, which had been sent to all members.

APPOINTMENT OF SECRETARY AND SCRUTINEER

With the approval of all shareholders present at the meeting, D. Alex Caldwell, was appointed to act as secretary of the meeting and Marc Castonguay of Pacific Corporate Trust Company was appointed to act as scrutineer of the meeting.

READING NOTICE OF MEETING AND DECLARATION OF MAILING

UPON MOTION DULY MOVED, IT WAS RESOLVED THAT the Notice calling the Annual General Meeting be taken as read.

The Chairman produced the Statutory Declarations sworn by Yasmin Juma of Pacific Corporate Trust Company proving the due mailing of the Notice, Information Circular, Proxy, Supplemental Mail List Return Card, and Financial Statements for the year ended June 30, 2001 and directed that a copy of the declaration be attached to the minutes of the meeting.

QUORUM AND CONDUCT OF VOTING

The Chairman reviewed the Company's quorum requirements.

The Scrutineer reported that there was one (1) shareholder in person present at the meeting, representing 120,000 shares, and eighty-one (81) shareholders present by proxy at the meeting representing 4,873,524 shares, for a total representation of 4,993,524 shares, being 31.69 % of the issued shares.

The Chairman declared that a quorum was present and that the Meeting was regularly called and properly constituted for the transaction of business. Chairman also advised the members of the proxy results at this time.

The Chairman stated that, to facilitate the progress of the Meeting, voting would be conducted by a show of hands unless a poll was demanded.

MINUTES OF LAST MEETING

UPON MOTION DULY MOVED, IT WAS RESOLVED THAT the Minutes of the Special Meeting of Shareholders held on July 13, 2001 be taken as read and approved.

#82-1901

The Chairman stated that he now proposed to deal with the business contained in the Notice calling the Meeting.

REPORT OF THE DIRECTORS, FINANCIAL STATEMENTS AND REPORT OF AUDITOR

The Chairman asked whether there were any questions with respect to the Report of the Directors, Financial Statements or the Report of the Auditor. There were none and the documents were received for information.

APPOINTMENT OF AUDITOR

The Chairman advised that the firm of Morgan & Company, Chartered Accountants, has offered itself for reappointment.

UPON MOTION DULY MOVED IT WAS RESOLVED THAT the firm of Morgan & Company, Chartered Accountants, be appointed the auditor of the Company for the ensuing year, and that the directors be authorized to fix the auditor's remuneration.

ELECTION OF DIRECTORS

The Chairman indicated that the meeting would proceed to the election of directors, and that the shareholders would first vote on the number of directors.

UPON MOTION DULY MOVED, IT WAS RESOLVED THAT the number of directors of the Company be set at four.

The Chairman then stated that Julio C. Benedetti, David R. Robinson, Seymour M. Sears and John A. Versfelt had indicated their willingness to stand for election. There were no other nominations

UPON MOTION DULY MOVED, IT WAS RESOLVED THAT Julio C. Benedetti, David R. Robinson, Seymour M. Sears and John A. Versfelt be appointed the directors of the Company for the ensuing year.

DIRECTOR'S STOCK OPTIONS

The Chairman referred to the Information Circular for details regarding a request by the management of the Company for a general authority to grant to directors, employees and other insiders of the Company options to purchase shares of the Company and to amend any such options and previously granted options all in accordance with the regulatory policies.

UPON MOTION DULY MOVED, IT WAS RESOLVED THAT, a general authority be given to the Directors, to grant to the Directors, senior officers, employees and other insiders (collectively the "Optionees") of the Company, until the next Annual General Meeting of the Company, incentive stock options to purchase shares in the capital stock of the Company for such periods, in such amounts and at such prices per share, including any amendments thereto, as agreed upon and at the discretion of the Board of Directors in accordance with the policies of the Canadian Venture Exchange and upon terms and conditions subject to the approval of the regulatory authorities having jurisdiction and that no further resolution or approval by the members shall be required for the implementation thereof prior to the exercise of all or any part of such options by the Optionees.

APPROVAL OF DIRECTORS & SENIOR OFFICERS
ACTIONS SINCE LAST ANNUAL GENERAL MEETING

The Chairman inquired whether there were any questions concerning the actions of the Directors or Senior Officers since the last annual general meeting. There were none.

#82-1401

UPON MOTION DULY MOVED, IT WAS RESOLVED THAT all acts, contracts, proceedings, appointments and payments of money by the past and present directors and senior officers of the Company since the last annual general meeting as appear in the proceedings and records of the Company be approved, ratified and confirmed.

OTHER BUSINESS

The Chairman inquired if there was any other business arising out of the Notice of Meeting which the shareholders wish to bring up at the meeting. There was no other business.

TERMINATION

The Chairman stated that the business of the meeting had been concluded.

UPON MOTION DULY MOVED, the meeting was terminated.

John A. Versfelt, Chairman

#82-1401

BC FORM 51-901F

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604)681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**December 31, 2001**
DATE OF REPORT	March 1, 2002

02 APR -2 AM 8:01

CERTIFICATE

Schedule A (Financial Statements) required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"John A. Versfelt"	John A. Versfelt	2002/03/01
"David Robinson"	David Robinson	2002/03/01

#82-1401

CABO MINING CORP.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

(Unaudited – Prepared by Management)

#82-1401

CABO MINING CORP.

CONSOLIDATED BALANCE SHEETS

	Dec 31 2001	June 30 2001
ASSETS		
Current		
Cash	$ 1,592	$ 2,696
Goods and Services Tax recoverable	7,279	6,713
Prepaids	60,000	-
	68,871	9,409
Mineral Properties (Note 3)	1,572,379	1,433,580
Deferred Exploration Expenditures	482,815	462,760
Exploration Advances	83,149	28,191
Capital Assets (Note 4)	5,326	5,990
	$ 2,212,540	$ 1,939,930
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 8 (a))	$ 52,490	$ 138,015
Due to directors and related parties (Note 8 (a))	106,297	67,139
	158,787	205,154
Loans Payable (Note 5)	73,642	2,564,452
	232,429	2,769,606
SHAREHOLDERS' EQUITY		
Share Capital (Note 6)	11,447,652	8,785,765
Subscriptions received (Note 8b)	280,000	-
Deficit	(9,747,541)	(9,615,441)
	1,980,111	(829,676)
	$ 2,212,540	$ 1,939,930

Approved by the Board:

"John A. Versfelt" "David Robinson"

#82-1401

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION EXPENDITURES

FOR THE PERIODS

		Six Months Dec 31 2001		Year June 30 2001
Exploration Expenditures				
Annual rental fees	$	1,545	$	544
Assays and sample preparation		1,040		13,052
Contract fees				
- Project management and geologists		14,722		96,463
- Technical and engineering		-		544
- Equipment		2,748		3,365
Drilling		-		34,210
		20,055		148,178
Less: Properties Abandoned		-		-
Deferred Exploration, Beginning Of Year		462,760		314,582
Deferred Exploration, End Of Year	$	482,815	$	462,760
Allocation of Deferred Exploration				
Cobalt Property, Ontario	$	482,815	$	462,760

#82-1401

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE SIX MONTHS ENDED

	December 31	
	2001	2000
Expenses		
Administration	$ 23,450	$ 46,625
Amortization	664	869
Bank charges, interest and exchange	591	(1,409)
Communications	3,114	14,696
Consulting fees	9,361	63,274
Printing and sundry	5,934	11,295
Professional fees	31,319	65,417
Public relations	-	5,122
Regulatory	31,271	47,548
Rent	6,000	4,800
Secretarial services	6,476	13,053
Transfer agent and filing fees	13,920	14,112
Travel	-	66,637
Total Expenses	132,100	352,039
Allowance for impairment of loan	-	2,295,504
Loss for the Six Months	132,100	2,647,543
Deficit, Beginning Of Year	9,615,441	6,263,842
Deficit, End Of Quarter	$ 9,747,541	$ 8,911,385
Loss Per Share	$ 0.01	$ 0.17

#82-1401

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

FOR THE QUARTER ENDED

	December 31 2001	December 31 2000
Expenses		
Administration	$ 13,925	$ 21,825
Amortization	332	869
Bank charges, interest and exchange	274	(2,317)
Communications	1,932	8,662
Consulting fees	9,361	41,000
Printing and sundry	5,301	2,445
Professional fees	18,891	40,772
Public relations	-	3,986
Regulatory	21,171	38,801
Rent	3,000	3,000
Secretarial services	3,741	8,420
Transfer agent and filing fees	10,523	8,412
Travel	-	49,970
Total Expenses	88,451	225,845
Allowance for impairment of loan	-	2,295,504
Loss for the Quarter	88,451	2,521,349
Deficit, Beginning Of Quarter	9,659,090	6,390,036
Deficit, End Of Quarter	$ 9,747,541	$ 8,911,385
Loss Per Share	$ 0.00	$ 0.17

#82-1401

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED

	December 31 2001	December 31 2000
Cash Flows From Operating Activities		
Loss for the period	$ (132,100)	$ (2,647,543)
Items not involving cash flows:		
Amortization	664	869
Allowance for impairment of loan		2,295,504
	(131,436)	(351,170)
Changes in non-cash working capital		
GST recoverable	(566)	(1,989)
Prepaid expenses and advances	(60,000)	(3,524)
Accounts payable and accrued liabilities	(85,525)	55,854
Due to directors and related parties	39,158	(16,296)
Sub-total	(106,933)	34,045
Total from Operating Activities	(238,369)	(317,125)
Cash Flows From Investing Activities		
Mineral properties	(138,799)	(139,366)
Exploration expenditures	(20,055)	(74,996)
Acquisition advances	-	29,658
Exploration advances	(54,958)	(487,279)
	(213,812)	(671,983)
Cash Flows From Financing Activities		
Shares issued	2,661,887	105,237
Subscriptions received	280,000	705,160
Loans payable, net	(2,490,810)	-
	451,077	810,397
Increase (Decrease) in Cash	(1,104)	(178,711)
Cash, Beginning Of Year	2,696	200,317
Cash, End Of Period	$ 1,592	$ 21,606

#82-1401

CABO MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE QUARTER ENDED

	December 31 2001	December 31 2000
Cash Flows From Operating Activities		
Loss for the period	$ (88,451)	$ (2,521,349)
Items not involving cash flows:		
Amortization	332	869
Allowance for impairment of loan	-	2,295,504
	(88,119)	(224,976)
Changes in non-cash working capital		
GST recoverable	(2,236)	(1,518)
Prepaid expenses and advances	(60,000)	42,200
Accounts payable and accrued liabilities	(104,412)	56,877
Due to directors and related parties	854	(281,297)
Sub-total	(165,794)	(183,738)
Total from Operating Activities	(253,913)	(408,714)
Cash Flows From Investing Activities		
Mineral properties	(116,841)	(114,187)
Exploration expenditures	(9,925)	(33,691)
Acquisition advances	-	409,149
Exploration advances	(54,958)	(477,621)
	(181,724)	(216,350)
Cash Flows From Financing Activities		
Shares issued	2,661,887	105,237
Subscriptions received	280,000	705,160
Loans payable, net	(2,509,110)	(278,000)
	432,777	532,397
Increase (Decrease) in Cash	(2,860)	(92,667)
Cash, Beginning Of Quarter	4,452	114,273
Cash, End Of Period	$ 1,592	$ 21,606

#82-1401

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to attain profitable production or receive proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the Company's wholly-owned subsidiaries: Cabo Mining Corp., a company incorporated in Newfoundland and Cabo Explorations Inc., a company incorporated in the State of Nevada, USA.

b) Mineral Properties and Deferred Exploration Expenditures

The Company records its interest in mineral properties at cost. Exploration and development expenditures relating to mineral properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

c) Option Payments Received

Option payments received are recorded as a reduction of the carrying value of the related mineral properties and deferred exploration expenditures with the excess, if any, included in earnings.

d) Capital Assets and Amortization

Capital assets are recorded at cost and amortized on a declining balance basis over the term of their economic lives at the following rates:

Office Equipment	20%
Computer Equipment	30%
Field Equipment	20%

#82-1401

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

2. **SIGNIFICANT ACCOUNTING POLICIES** (Continued)

e) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from management's best estimate as additional information becomes available in the future.

f) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, Goods & Services Tax recoverable, accounts payable and accrued liabilities, and due to directors and related parties. Fair value approximates their carrying value since the instruments are short term in nature and are receivable or payable on demand.

g) Non-Monetary Transactions

Shares of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the date of completion of the transaction except for those circumstances where, in the opinion of the Company and due to the nature of the transaction, the trading price does not fairly represent the value of the transactions. In such circumstances the value of the shares is determined based on the estimated fair value of the consideration received.

h) Foreign Currency Translation

Transactions in foreign currencies are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date
- non-monetary assets and liabilities at historic rates
- income and expenses at the average rate in effect during the year
- exchange gains and losses are recorded in the consolidated statement of loss and deficit.

i) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 6(c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over the exercise price.

#82-1401

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

j) Loss Per Share

Loss per share is based on the weighted average number of shares outstanding during the period.

3. MINERAL PROPERTIES

	Dec 31, 2001	June 30, 2001
A) Cobalt Properties, Cobalt, Ontario		
Consideration to date	**$ 1,572,379**	$ 1,433,580

Terms of Acquisition

Pursuant to an Option to Purchase Agreement (Acquisition Agreement) entered into as of December 30, 1998, the Company has been granted an exclusive option to purchase 100% interest in certain mineral claims located in the Cobalt-Haileybury Mining District, Ontario (the "Cobalt Property") by paying a total of $300,000 (paid) and issuing up to 2,000,000 common shares (1,243,991 issued). The remaining common shares to be issued will be issued on the basis of one share for each one dollar expended by the Company on exploration and property expenditures.

Effective December 30, 1998 the Company assumed obligations pursuant to underlying agreements for the Cobalt Property. These obligations include monthly property payments totalling $9,000. Various net profit and smelter royalties are payable to third parties upon commencement of commercial production. Certain claims are subject to a 40% net profits royalty after all land holding, operating and capital costs have been recovered. This net profits royalty may be reduced to 10% by a payment of $4,500,000. The balance of the property is subject to a 5% net smelter royalty, reducible to 1% by making payments totalling $3,500,000.

On May 5, 1999 the Company entered into an agreement to purchase certain unpatented mineral claims contiguous to the Cobalt Property for 100,000 shares of the Company, 25,000 to be issued upon regulatory acceptance (issued) and the balance to be issued in 25,000 share increments (50,000 issued) for each $150,000 of exploration expenditures incurred by the Company on the Cobalt Property and contiguous properties.

On May 17, 1999 the Company entered into an agreement to purchase certain unpatented mineral claims contiguous to the Cobalt Property for cash payments totalling $11,000 (paid) and the issuance of 100,000 shares of the Company upon regulatory acceptance (issued). During the year ended June 30, 2000, the Company has also acquired six additional unpatented and three patented mineral claims in the Cobalt area. The total acquisition cost for these additional properties is $44,144.

#82-1401

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

Effective September 5, 2001 the Company handed over its interest in the nine patented claim, 320 acre Teledyne property, and acquired, under terms of the option, 400 additional acres, covered by eight staked claims. The Company retains a 1% net smelter return royalty interest in the Teledyne property.

4. CAPITAL ASSETS

	December, 2001			June 30, 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Office equipment	$ 1,076	$ 724	$ 352	$ 392
Computer equipment	3,913	2,772	1,141	1,341
Field equipment	8,313	4,480	3,833	4,257
	$ 13,302	$ 7,976	$ 5,326	$ 5,990

5. LOANS PAYABLE

The Company received $2,715,000 in year ended June 30, 2000 and $689,303 in year ended June 30, 2001 as advances for share subscriptions, and a further $65,260 as loans in the year ended June 30, 2001, for a total of $3,649,563. The proposed $3,404,303 private placement subscriptions did not receive regulatory acceptance and subsequently these subscriptions were converted to loans which the Company was required to repay.

Of this, $905,111 was offset by the value of telecom equipment and telecom interests in joint ventures transferred to the lenders, leaving a balance of total loans of $2,564,452 at June 30, 2001.

A further $5,100 was received as loans in the six months to December 31, 2001, bringing the total to $2,569,552. An amount of $2,495,910 was settled by the issue of 17,442,453 shares at a value of $0.15 per share, and the remaining $73,642 is recorded as a loan payable.

#82-1401

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

6. SHARE CAPITAL

a) Authorized - 100,000,000 common shares without par value

b) Issued -

	Six Months to Dec 31, 2001		Year ended June 30, 2001	
	Shares	Amount	Shares	Amount
Balance, beginning of year	15,756,770	$ 8,785,765	15,514,669	$ 8,653,027
Issued during the period:				
For debts	17,442,453	2,616,368	120,000	37,500
For property	303,462	45,519	114,908	89,628
For finders fees	918,367	137,755	7,193	5,610
Less cost of capital	-	(137,755)	-	-
Total issued during the period	18,664,282	2,661,887	242,101	132,738
Balance, end of period	34,421,052	$ 11,447,652	15,756,770	$ 8,785,765

c) During the quarter 101,750 options at an exercise price of $1.00 and 72,500 options at an exercise price $0.25 per share were cancelled as a result of the resignation of a director and employees. As at December 31, 2001 the following stock options were outstanding:

Number Of Shares	Exercise Price	Expiry Date
518,500	$1.00	May 6, 2004
2,500	$0.25	May 6, 2004

7. RELATED PARTY TRANSACTIONS

During the six months, the Company incurred the following expenses with related parties:

	Six Months to December 31 2001	Six Months to December 31 2000
Fees for management, paralegal, office administration and rent, travel, accounting, secretarial and communications paid to a company controlled by a director	$ 92,881	$ 122,338

#82-1401

CABO MINING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001

8. SUBSEQUENT EVENTS

Subsequent to December 31, 2001

a) On January 4, 2002 the Company issued 736,501 shares at $0.15 per share to settle debts of $110,475. Of this $74,975 was to settle debts of a related party.

b) On January 7, 2002 the Company issued 1,866,668 units at a price of $0.15 per unit, pursuant to a private placement for cash proceeds of $280,000. This $280,000 was received before December 31, 2001, and is included in the balance sheet as "Subscriptions Received". Each unit is comprised of one common share of the Company and one non-transferable share purchase warrant. The warrant is exercisable for a period of two years from the payment date and entitles the holder to purchase one share of the Company at a price of $0.15 per share in the first year and $0.18 per share in the second year.

#82-1401

SEC. copy

BC FORM 51-901F

02 APR -2 AM 8:12

QUARTERLY REPORT

ISSUER DETAILS:

NAME OF ISSUER	**CABO MINING CORP.**
ISSUER ADDRESS	502 - 595 Howe Street, Vancouver, BC, V6C 2T5
ISSUER TELEPHONE NUMBER	(604) 681-8899
ISSUER FAX NUMBER	(604) 681-0870
CONTACT NAME	John A. Versfelt
CONTACT POSITION	Director
CONTACT TELEPHONE NUMBER	(604)681-8899
CONTACT EMAIL ADDRESS	cabo@cabo.ca
WEB SITE ADDRESS	www.cabo.ca
FOR QUARTER ENDED	**December 31, 2001**
DATE OF REPORT	March 1, 2002

CERTIFICATE

The two schedules (B and C) required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	FULL NAME	DATE SIGNED YYYY/MM/DD
"John A. Versfelt"	John A. Versfelt	2002/03/01
"David Robinson"	David Robinson	2002/03/01

#82-1401

CABO MINING CORP.
SCHEDULE B: SUPPLEMENTARY INFORMATION DECEMBER 31, 2001

1. **Analysis of expenses and deferred costs:**

   Deferred exploration expenses and administrative expenses: The consolidated statements of loss and deficit, and the statement of deferred exploration expenditures show a breakdown, by major category, of the general and administrative expenses, and the deferred exploration expenses, for the current year to date. Mineral Property costs of $1,572,379 are all for the Cobalt Ontario properties.

2. **Related party transactions:**

   The Company was invoiced $92,881 for the six months year to date for project management, office administration and rent, paralegal, secretarial, accounting and other services by a company controlled by a director.

3. **Summary of securities issued and options granted during the year to date**

   a) Securities issued:

Date	Type	Issue	Number	Price	Proceeds	Consideration
Dec 7/01	Common	Shares for debt	17,442,453	$0.15	$2,616,368	Debts Settled
Dec10/01	Common	Finders fee	918,367	$0.15	137,755	Finder's fee
Dec31/01	Common	Property payment	280,983	$0.15	42,147	Property
Dec31/01	Common	Property finder	22,479	$0.15	3,372	Finder's fee
Total			**18,664,282**		**$ 2,799,642**	

   b) Options granted: No new options were granted, but options expired as follows, on the resignation of a director and employees.

   64,250 at $1.00 per share expired October 26, 2001
   35,000 at $1.00 per share expired October 12, 2001
   2,500 at $1.00 per share expired December 17, 2001
   72,500 at $0.25 per share expired October 26, 2001

#82-1401

4. Summary of securities as at the end of the reporting period:

a) Authorized capital: 100 million common shares with no par value.

Issued and outstanding: 34,421,052 common shares with no par value.

b) Outstanding options, warrants and convertible debentures:

Options: 518,500 options at $1.00 per share until May 6, 2004.
2,500 options at $0.25 per share until May 6, 2004.

Warrants: Nil

(c) Shares in escrow: Nil.

5. Names of directors and officers as at March 1 , 2002:

Directors:
John A. Versfelt
Julio C. Benedetti
David Robinson
Seymour M. Sears

Officers:
John A. Versfelt, President and CEO
D. Alexander Caldwell, Secretary

#82-1401

CABO MINING CORP.
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
DECEMBER 31, 2001

Summary

The Company has now completed its financial reorganization, and its common shares were reinstated to trading on the Canadian Venture Exchange effective November 26, 2001. In December 17,442,453 shares were issued to settle debts of $2,616,368 and 918,367 shares for a related finders fee agreement. The Company received subscriptions of $280,000 during the quarter for a private placement of 1,866,668 units, which were issued January 7, 2002. The re-organized and funded Company has now renewed its focus on mineral exploration opportunities, and drilling commenced in late February,2002 on the Cobalt property in Ontario. Seymour M. Sears, the consulting geologist for the Cobalt project was appointed to the board, December 14, 2001. Paul Dumas resigned as director effective October 26, 2001.

Financing

Because the Company terminated the Digital Network Services Inc. acquisition and its related telecommunications operations the private placements announced in March and September, 2000, were not accepted by the Exchange as private placements; therefore these funds were converted to loans payable. Consequently, the private placees became creditors of the Company. At an extraordinary shareholders meeting on July 13, 2001 the Company's shareholders approved the issuance of shares for these and other trade creditors debts. In August, 2001, the Company entered into Debt Settlement Agreements with these creditors, as well as its trade creditors, and the proposed transactions were accepted by the Exchange. The actual number of shares issued under these agreements was 18,178,954, of which, 17,442,453 shares were issued in the quarter to December 31, 2001, and the balance of 736,501 shares were issued January 4, 2002.

The parties to the Debt Settlement Agreements further agreed to amend these agreements September 5, 2001, by accepting a pooling provision restricting the issuance of their shares to equal quarterly releases, with the first release on May 1, 2002. This amendment was sought by the Company in response to a conditional offer from Canaccord Capital Corporation ("Canaccord") of a $495,000 "commercially reasonable efforts" financing received by the Company on August 10, 2001. The proposed financing contemplates 1,700,000 flow through units and 1,600,000 non-flow through units at $0.15 cents per unit, with each unit consisting of one (1) share and one share purchase warrant entitling the holder to purchase one (1) additional share at $0.15 per share for a period of two (2) years.

The finders fee agreement with Michael Rahtjen, valued at $137,755 and payable by the issuance of 918,367 shares was accepted by the Exchange November 21, 2001, and the shares were issued December 31, 2001.

The Company completed a non-brokered private placement of 1,866,668 units at $0.15 per unit, January 7, 2002. The related subscriptions of $280,000 were received in the quarter to December 31, 2001. These funds will provide financing for mineral property payments, exploration work, accounts payable and working capital. Each unit is comprised of one (1)

#92-1401

share and one (1) warrant allowing the holder to purchase an additional share within two (2) years at $0.15 per share in the first year and at $0.18 per share in the second year.

Exploration Activity and Expenditures

In the early Spring 2001, the Company had carried out a reconnaissance diamond drilling program of approximately 518 metres in the New Lake Area of the Cobalt property in Ontario to test for volcanogenic massive sulphide mineralization. While the results were not economic, the assays show highly anomalous values of copper, lead, zinc and silver. During the Summer and Fall of 2001 geochemical sampling, trenching and prospecting work took place in the Schuman Lake Area and the Pan Lake Area of the Cobalt property followed up by a limited trenching and stripping program concentrating on the lamprophyre dyke zones. In the Pan Lake Area, parties holding an adjacent property announced a microchip diamond discovery in the lamprophyre dyke system

To December 31, 2001 cumulative exploration expenses on the Cobalt, Ontario Property are $482,815, and cumulative property costs are $1,572,379. Exploration expenditures on the Ontario Property were $9,925 for the quarter, up $5,128 from the previous quarter. During the quarter surface trenching and sampling continued in preparation for selection of drill targets. Drilling commenced on these diamond targets in the latter half of February, 2002.

General and Administrative Expenditures

During the past quarter, general and administration expenditures at $88,451 (quarter to December 31, 2000 $225,825) were up by $44,802 compared to the previous quarter, as the Company continued to focus on its Ontario mineral exploration operations, finalized the financial re-organization and carried out significant regulatory compliance work. Below are tabled major components of the changes in expenditure levels, compared to the previous quarter:

	Current Quarter	Previous Quarter	Quarter Last Year
	To December 31/01	To September 30/01	To December 31/00
	$	$	$
Administration fees	13,925	9,525	21,825
Professional fees	18,891	12,428	40,772
Paralegal fees	21,171	10,100	38,801

John Versfelt, through his company, American Resource Management Consultants Inc., (ARMC) provides general and project management, administration and secretarial, accounting, paralegal services, office facilities and other services to the Company. For the current quarter ARMC billed $57,083 for these services. Management has been providing working capital as loans for general operations. The amount due to management at December 31, 2001 was $106,297. Of this, $74,975 was paid by the issue of shares for debt January 4, 2002.

#82-1401

During the past quarter, management finalized negotiations with investors and creditors, completed the debt settlement agreements, continued the paralegal efforts to effect all related agreements and the Exchange filing thereof, and prepared all documents required for the related share issues. Administration fees were therefore up by $4,400 and paralegal expense up $11,071 compared to the previous quarter. Professional fees were up by $6,463 compared to the previous quarter, reflecting the legal efforts to complete the re-organization, and accounting work in response to a Continuous Disclosure Review by the BCSC.

At December 14, 2001, the Company announced the engagement of The International Forecaster pursuant to a three year consulting agreement to provide media publishing, telemarketing, internet messaging and other marketing services to the Company. A prepayment of $60,000 was made to The International Forecaster.

No expenditures for investor relations activities were charged to the quarter.

#82-1401

CABO mining corp.

02 APR -2 AM 8:12

FOR RELEASE: December 14, 2001

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
Web site: www.cabo.ca

Cabo Mining Corp. (Cabo) announces it has engaged the services of media publicist, Robert Chapman, and The International Forecaster Inc. (TIF) of Punta Gorda, Florida. The Company has entered into a three year consulting agreement with TIF to provide media publishing, telemarketing, internet messaging and other marketing services to Cabo.

Robert Chapman, has been writing articles on business, finance, economics and politics since 1967. He owned and wrote the Gary Allen Report, which had 30,000 subscribers. He is currently owner and editor of TIF, a compendium of information on business, finance, economics and social and political issues worldwide, which reaches 10,000 investors and brokers directly each month. Portions of his publication are picked up by 60 different websites weekly, exposing his ideas to over 10 million investors a week.

Since 1976, Mr. Chapman has spoken and given workshops at over 200 business conferences worldwide, where, until his retirement, attendees consistently judged his workshops to be the best. Mr. Chapman has been on radio and television many times. In 1991, at the request of business associates, he began carrying out financial public relations. He currently communicates with 500 investment brokers.

ON BEHALF OF THE BOARD,

John A. Versfelt
President and CEO

* * * *

The Canadian Venture Exchange has neither approved nor disapproved of the contents contained herein

CABO mining corp.

#82-1401

FOR RELEASE: December 21, 2001

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: : cabo@cabo.ca
web site: www.cabo.ca

CONTACT: John A. Versfelt

The Company announces the non-brokered Private Placement of 1,866,668 units at $0.15 per unit has received final acceptance by the Canadian Venture Exchange and is now closed and complete. The placement provides the Company with $280,000 for working capital and exploration financing. No finders fee is payable with respect to this placement. As outlined in the Company's November 30, 2001, News Release, this financing is the first of a two phase funding plan which includes a conditional offer of a further $495,000 commercially reasonable efforts financing through Canaccord Capital Corporation. That financing, which is subject to regulatory approval, contemplates 1,700,000 flow through units and 1,600,000 non-flow through units at $0.15 per unit, with each unit consisting of one share and one share purchase warrant entitling the holder to purchase one (1) additional share at $0.15 per share for a period of two years.

Cabo Mining Corp. also announces that Mr. Seymour M. Sears, of Wawa, Ontario was elected a Director of the Company at the Company's Annual General Meeting, December 14, 2001. Mr. Sears is a geologist and is President of Sears, Barry and Associates Ltd. Consulting Geologists with offices in Wawa and Sudbury Ontario. Mr. Sears is a member of the Association of Professional Geologists of Ontario and brings to Cabo Mining Corp. nearly twenty years experience as an exploration geologist.

Since March, 1999, Mr. Sears, has been the Company's consulting geologist with respect to the Cobalt, Ontario Property.

ON BEHALF OF THE BOARD,

John A. Versfelt
President and CEO

* * * *

The Canadian Venture Exchange has neither approved nor disapproved of the contents contained herein.

#82-1401

CABO mining corp.

FOR RELEASE: February 15, 2002

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
Web site: www.cabo.ca

CONTACT: John A. Versfelt

Cabo Mining Corp. announces that a 1,500 metre diamond drill program has commenced on its Cobalt Area Project, in northeastern Ontario, Canada. The drilling will test two separate targets – diamond bearing lamprophyre dykes and high grade silver/cobalt veins.

The lamprophyre zone, consists of several distinct phases of xenolith bearing dykes and diatreme breccia. These rocks are located within a 500 metre wide northeast trending corridor that has been traced on the Cabo Property along a two (2) kilometre strike length. The lamprophyres are xenolith bearing, similar to diamondiferous dykes currently being explored in the Wawa area of Ontario. A composite sample from several dykes collected by the vendors of the property in 2001, was found to contain 3 diamonds.

At least two known silver targets will also be tested by several holes during this program. These targets are "Cobalt Type" carbonate veins and vein breccia that historically have hosted high grade silver mineralization.

An arm's length diamond mining company has agreed to provide funding for the micro-diamond testing in consideration of a first right of refusal to option the property.

ON BEHALF OF THE BOARD,

John A. Versfelt
President and CEO

* * * *

The Canadian Venture Exchange has neither approved nor disapproved of the contents contained herein.

82-1401

CABO mining corp.

FOR RELEASE: February 26, 2002

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
Web site: www.cabo.ca

CONTACT: John A. Versfelt

Cabo Mining Corp. announces that it has signed a first right of refusal agreement to acquire by option the diamond discovery claims of Prairie C adjacent to the Company's Cobalt Area Project in northeastern Ontario. Under the agreement, Cabo will drill the claim and share the information derived from the drill hole with Prairie C in exchange for a first right to option the remainder of Prairie C's mining claims in the Pan Lake-Anderson Lake area contiguous with Cabo's "Cobalt Area Project.

A composite sample from several lamprophyre dykes collected by Prairie C on the property in 2001, was found to contain 3 diamonds. The lamprophyre zone, consists of several distinct phases of xenolith bearing dykes and diatreme breccia. These rocks are located within a 500 metre wide northeast trending corridor that has been traced on the Cabo Property along a two (2) kilometre strike length. The lamprophyres are xenolith bearing, similar to diamondiferous dykes currently being explored in the Wawa area of Ontario.

The Company has commenced a 1,500 metre diamond drill program to test this target and at least two known Cobalt Type carbonate veins and vein breccia that historically have hosted high grade silver mineralization.

An arm's length diamond mining company has agreed to provide funding for the micro-diamond testing in consideration of a first right of refusal to option the property.

The Company also announces a $110,000 non-brokered private placement at $0.10 per share. The placement will include a two year, non-transferable warrant entitling the placee to purchase an additional share of the Company at $0.10 per share in the first year and $0.12 per share in the second year.

ON BEHALF OF THE BOARD,

signed "John A. Versfelt"
John A. Versfelt
President and CEO

* * * *

The Canadian Venture Exchange has neither approved nor disapproved of the contents contained herein.

#82-1401

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: December 14, 2001

3. **Press Release**
A news release dated December 14, 2001, delivered to Canadian Corporate News, Canada Stockwatch and Market News.

4. **Summary of Material Change**

The Issuer announces execution, December 14, 2001, of a three year, Media Publishing and Marketing Consulting Services Agreement with The International Forecaster Inc. (TIF). Under the agreement, TIF will provide media publishing, telemarketing, internet messaging and other marketing consulting services to the Issuer over a three year period commencing immediately.

5. **Full Description of Material Change**: See attached news release dated December 14, 2001.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 14th day of December, 2001.

"John A. Versfelt"

John A. Versfelt
President & CEO

#82-1401

CABO mining corp.

FOR RELEASE: December 14, 2001

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
Web site: www.cabo.ca

Cabo Mining Corp. (Cabo) announces it has engaged the services of media publicist, Robert Chapman, and The International Forecaster Inc. (TIF) of Punta Gorda, Florida. The Company has entered into a three year consulting agreement with TIF to provide media publishing, telemarketing, internet messaging and other marketing services to Cabo.

Robert Chapman, has been writing articles on business, finance, economics and politics since 1967. He owned and wrote the Gary Allen Report, which had 30,000 subscribers. He is currently owner and editor of TIF, a compendium of information on business, finance, economics and social and political issues worldwide, which reaches 10,000 investors and brokers directly each month. Portions of his publication are picked up by 60 different websites weekly, exposing his ideas to over 10 million investors a week.

Since 1976, Mr. Chapman has spoken and given workshops at over 200 business conferences worldwide, where, until his retirement, attendees consistently judged his workshops to be the best. Mr. Chapman has been on radio and television many times. In 1991, at the request of business associates, he began carrying out financial public relations. He currently communicates with 500 investment brokers.

ON BEHALF OF THE BOARD,

"John A. Versfelt"

John A. Versfelt
President and CEO

* * * *

The Canadian Venture Exchange has neither approved nor disapproved of the contents contained herein

#82-1401

02 APR -2 AM 8:12

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change**: December 20, 2001

3. **Press Release**
A news release dated December 21, 2001, delivered to Stockwatch and Market News.

4. **Summary of Material Change**

The Issuer announces Canadian Venture Exchange final acceptance of a non-brokered private placement previously announced (November 30, 2001) and the election of Seymour M. Sears, of Wawa, Ontario, as Director of Cabo Mining Corp.

5. **Full Description of Material Change**: See attached news release dated December 21, 2001.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 21st day of December, 2001.

"John A. Versfelt"

John A. Versfelt
President & CEO

#82-1401

CABO mining corp.

FOR RELEASE: December 21, 2001

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: : cabo@cabo.ca
web site: www.cabo.ca

The Company announces the non-brokered Private Placement of 1,866,668 units at $0.15 per unit has received final acceptance by the Canadian Venture Exchange and is now closed and complete. The placement provides the Company with $280,000 for working capital and exploration financing. No finders fee is payable with respect to this placement. As outlined in the Company's November 30, 2001, News Release, this financing is the first of a two phase funding plan which includes a conditional offer of a further $495,000 commercially reasonable efforts financing through Canaccord Capital Corporation. That financing, which is subject to regulatory approval, contemplates 1,700,000 flow through units and 1,600,000 non-flow through units at $0.15 per unit, with each unit consisting of one share and one share purchase warrant entitling the holder to purchase one (1) additional share at $0.15 per share for a period of two years.

Cabo Mining Corp. also announces that Mr. Seymour M. Sears, of Wawa, Ontario was elected a Director of the Company at the Company's Annual General Meeting, December 14, 2001. Mr. Sears is a geologist and is President of Sears, Barry and Associates Ltd. Consulting Geologists with offices in Wawa and Sudbury Ontario. Mr. Sears is a member of the Association of Professional Geologists of Ontario and brings to Cabo Mining Corp. nearly twenty years experience as an exploration geologist.

Since March, 1999, Mr. Sears, has been the Company's consulting geologist with respect to the Cobalt, Ontario Property.

ON BEHALF OF THE BOARD,

"John A. Versfelt"

John A. Versfelt
President and CEO

* * * *

The Canadian Venture Exchange has neither approved nor disapproved of the contents contained herein.

C.T.V - REGULAR

#82-1401

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Corp.
   595 Howe Street, Suite 502
   Vancouver, B.C.
   V6C 2T5

2. **Date of Material Change**: February 15, 2002

3. **Press Release**
   A news release dated February 15, 2002, delivered to Canadian Corporate News, Canada Stockwatch and Market News.

4. **Summary of Material Change**

   The Issuer announces commencement of 1,500 metre diamond drill program on its Cobalt Area Project, in northeastern Ontario and an agreement with an arms-length diamond mining company to provide funding for micro-diamond testing in consideration for a first right of refusal to option the property.

5. **Full Description of Material Change**: See attached news release dated February 15, 2002.

6. **Reliance on Section 85(2) of the Act**: N/A

7. **Omitted Information**: Nil

8. **Senior Officer Contact**

   John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

   The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 18th day of February, 2002.

D. Alex Caldwell

D. Alex Caldwell
Corporate Secretary

#82-1401

CABO
mining corp.

FOR RELEASE: February 15, 2002

CONTACT: John A. Versfelt

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
Web site: www.cabo.ca

Cabo Mining Corp. announces that a 1,500 metre diamond drill program has commenced on its Cobalt Area Project, in northeastern Ontario, Canada. The drilling will test two separate targets – diamond bearing lamprophyre dykes and high grade silver/cobalt veins.

The lamprophyre zone, consists of several distinct phases of xenolith bearing dykes and diatreme breccia. These rocks are located within a 500 metre wide northeast trending corridor that has been traced on the Cabo Property along a two (2) kilometre strike length. The lamprophyres are xenolith bearing, similar to diamondiferous dykes currently being explored in the Wawa area of Ontario. A composite sample from several dykes collected by the vendors of the property in 2001, was found to contain 3 diamonds.

At least two known silver targets will also be tested by several holes during this program. These targets are "Cobalt Type" carbonate veins and vein breccia that historically have hosted high grade silver mineralization.

An arm's length diamond mining company has agreed to provide funding for the micro-diamond testing in consideration of a first right of refusal to option the property.

ON BEHALF OF THE BOARD,

John A. Versfelt
President and CEO

* * * *

The Canadian Venture Exchange has neither approved nor disapproved of the contents contained herein.

82-1401

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES.

1. **Reporting Issuer** Cabo Mining Corp.
595 Howe Street, Suite 502
Vancouver, B.C.
V6C 2T5

2. **Date of Material Change:** February 26, 2002

3. **Press Release**
A news release dated February 26, 2002, delivered to Canadian Corporate News, Market News, and Stockwatch.

4. **Summary of Material Change**

The Issuer has signed a right of first refusal to option additional mining claims adjacent to the Issuers Cobalt Area Project, in northeastern Ontario, from Prairie C in consideration for a drill hole on the one claim and the results of micro-diamond testing of any core recovered. The Issuer has also announced a non-brokered Private Placement of 110,000 shares at $0.10 per share, with a two year non-transferable warrant exercisable in the first year at $0.10 per share and at $0.12 per share in the second year.

5. **Full Description of Material Change:** See attached news release dated February 26, 2002.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information:** Nil

8. **Senior Officer Contact**

John A. Versfelt, President & Chief Executive Officer

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 26th day of February, 2002.

D. Alex Caldwell
Corporate Secretary

#82-1401

CABO mining corp.

FOR RELEASE: February 26, 2002

Telephone: (604) 681-8899
Facsimile: (604) 681-0870
e-mail: cabo@cabo.ca
Web site: www.cabo.ca

CONTACT: John A. Versfelt

Cabo Mining Corp. announces that it has signed a first right of refusal agreement to acquire by option the diamond discovery claims of Prairie C adjacent to the Company's Cobalt Area Project in northeastern Ontario. Under the agreement, Cabo will drill the claim and share the information derived from the drill hole with Prairie C in exchange for a first right to option the remainder of Prairie C's mining claims in the Pan Lake-Anderson Lake area contiguous with Cabo's "Cobalt Area Project.

A composite sample from several lamprophyre dykes collected by Prairie C on the property in 2001, was found to contain 3 diamonds. The lamprophyre zone, consists of several distinct phases of xenolith bearing dykes and diatreme breccia. These rocks are located within a 500 metre wide northeast trending corridor that has been traced on the Cabo Property along a two (2) kilometre strike length. The lamprophyres are xenolith bearing, similar to diamondiferous dykes currently being explored in the Wawa area of Ontario.

The Company has commenced a 1,500 metre diamond drill program to test this target and at least two known Cobalt Type carbonate veins and vein breccia that historically have hosted high grade silver mineralization.

An arm's length diamond mining company has agreed to provide funding for the micro-diamond testing in consideration of a first right of refusal to option the property.

The Company also announces a $110,000 non-brokered private placement at $0.10 per share. The placement will include a two year, non-transferable warrant entitling the placee to purchase an additional share of the Company at $0.10 per share in the first year and $0.12 per share in the second year.

ON BEHALF OF THE BOARD,

signed "John A. Versfelt"
John A. Versfelt
President and CEO

* * * *

The Canadian Venture Exchange has neither approved nor disapproved of the contents contained herein.

#82-1401

AMENDED

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act.*

02 APR -2

BCF 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), 19 or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act.*

1. Name, address and telephone number of the issuer of the security distributed:

   Cabo Mining Corp.
   502 – 595 Howe Street
   Vancouver, B.C.,
   V6C 2T5
   604-681-8899

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an Exchange Issuer

3. Describe the type of security and the aggregate number distributed:

   (i) Shares for Debt – 17,442,453 common shares.

   (ii) Finders Fee – 918,367 common shares

4. Date of the distribution(s) of the Security: (i) Shares for Debt - December 7, 2001;

   (ii) Finders Fee – December 7, 2001.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

   (i) Shares for Debt: 128(e) of the Securities Rules;

   (ii) Finders Fee: 128(f) of the Securities Rules.

#82-1401

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser			Total Purchase Price (Canadian $)	Price Per Share (Cdn $)	Number of Securities Purchased	Section of Act or Rules
Creditor Address	City/State	State/Zip	Debt	Price/ Share	Shares	Exempt
SHARES FOR DEBT						
CALL CENTRE TECHNOLOGIES, INC. 632 – 640 Federal Road	Brookfield, Connecticut	USA 06804	$105,000	$0.15	700,000	128(e)
AMERICAN RESOURCE MANAGEMENT CONSULTANTS INC. 502-595 Howe Street	Vancouver, BC	V6C 2T5	$510,810	$0.15	3,405,400	128(e)
AURORA LAB SERVICES LTD. 212 Brooksbank Avenue	North Vancouver, BC	V7J 2C1	$5,356.88	$0.15	35,713	128(e)
FERRERO DIEZ CANSECO & ASSOCIATES Calle Jose'D.Anchorena 09-015	San Isidro, Lina 27	PERU	$7,411.49	$0.15	49,410	128(e)
HOLLAND & KNIGHT 701 Brickell Avenue	Miami, FL	USA 33131	$29,968.80	$0.15	199,792	128(e)
PACIFIC CORPORATE TRUST COMPANY 10th Floor, 625 Howe Street	Vancouver, BC	V6C 2T6	$6,498.30	$0.15	43,322	128(e)
PEDERSON CONSTRUCTION INC. Hwy 11&65, P.O.Box 2409	New Liskeard, ON	P0J 1P0	$3,600.55	$0.15	24,004	128(e)
SEARS BARRY & ASSOCIATES averhill Street, P.O. Box 2058	Wawa, ON	P0S 1K0	$50,338.14	$0.15	335,588	128(e)
JAMES LATHEM EXCAVATING Box 176, 35 Niven Street	North Cobalt, ON	P0J 1R0	$4,138.76	$0.15	27,592	128(e)

#82-1401

Full Name and Residential Address of Purchaser			Total Purchase Price (Canadian $)	Price Per Share (Cdn $)	Number of Securities Purchased	Section of Act or Rules
Creditor Address	City/State	State/Zip	Debt	Price/ Share	Shares	Exempt
ROBERT CRAWFORD 5533 Eagle Claw Avenue	Las Vegas, NV	USA 89130	$100,000	$0.15	666,667	128(e)
MICHAEL AND JUDY EHRLICH 110-45 71st Road, Apt. 6F	Forest Hills, NY	USA 11375-4968	$100,000	$0.15	666,667	128(e)
BRIAN MAKSYMETZ 1527 Rockwood Court	Coquitlam, BC	V3E 2Y1	$100,000	$0.15	666,667	128(e)
DR. ELLEN MELSON 121 West Chestnut, Apt. 3406	Chicago, IL	USA 60610	$525,000	$0.15	3,500,000	128(e)
ERICK JACOBS, TRUSTEE UAD 091096 FBO MARSHA GREENBURG 7200 Radice Court, Apt. 204	Lauderhill, FL	USA 33319	$150,000	$0.15	1,000,000	128(e)
BRUCE OSTERTAG 2508 Warrego Way	Sacramento, CA	USA 95826	$100,000	$0.15	666,667	128(e)
RICK A. ROEDER 9171 Town Centre Dr., Ste.400	San Diego, CA	USA 92122	$100,000	$0.15	666,667	128(e)
EDDIE ROELZ 5881 Beresford Street	Burnaby, BC	V5J 1K1	$100,000	$0.15	666,667	128(e)
RICHARD SCHWARTZ Crown Hotel Plaza – Laguardia 104-04 Ditmars Blvd. Ste 529	East Elmburst, NY	USA 113669	$400,100	$0.15	2,667,333	128(e)
ROBERT SHAW 8700 Spires Road	Richmond, BC	V6Y 1W2	$105,000	$0.15	700,000	128(e)
MIKE WILSON 1666 Pendrell Street, Apt. 1740	Vancouver, BC	V6G 1S9	$100,000	$0.15	666,667	128(e)
DAVID ASHBY 700 595 Howe Street	Vancouver, BC	V6C 2T5	$5,000.00	$0.15	33,333	128(e)
DR. ELLEN MELSON 121 West Chestnut, Apt. 3406	Chicago, IL	USA 60610	$8,144.55	$0.15	54,297	128(e)

#82-1401

Full Name and Residential Address of Purchaser			Total Purchase Price (Canadian $)	Price Per Share (Cdn $)	Number of Securities Purchased	Section of Act or Rules
Creditor Address	City/State	State/Zip	Debt	Price/ Share	Shares	Exempt
FINDERS FEE						
MICHEAL RAHTJEN, 15 Hillberry Bay,	Winnipeg, Manitoba	R3X 1J6	$137,755	$0.15	918,367	128(f)

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

(i) Shares for Debt - $932,665.18

(ii) Finders Fee - $ 0 .

TOTAL $932,665.18

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Name and Address of Agent	Compensation Paid	Price Per Share (Cdn$)	Name of Purchaser
MICHAEL RAHTJEN 15 Hillberry Bay, Manitoba, R3X 1J6	775,033 common shares	$0.15	See section 6. Above; R. Crawford; M&J Ehrlich; E. Jacobs Trustee; B. Maksymetz; E. Melson; B. Ostertag; R. Roeder; R. Schwartz; M. Wilson.
A further 143,334 common shares were issued to MICHAEL RAHTJEN, at a deemed price per share of $0.15 as a finders fee with respect to two (2) Settlement (of Debt) Agreements under which no shares of the Issuer were distributed. Debts in the amount of $430,000 were settled with two (2) parties by the conveyance of certain equipment and other assets belonging to the Issuer.			

#82-1401

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not applicable

10. If the distribution of the security was made under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

None

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

None

The undersigned hereby certifies that the statements made in this report are true and correct:

Dated at Vancouver, B.C., this 27th day of December, 2001.

CABO MINING CORP.
Name of Issuer *(please print)*

Signature of authorized signatory

John A. Versfelt, President & CEO
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

#82-1401

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

BCF 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

(Please refer to the instructions before completing the information below.)

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), 19 or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the *Securities Act*.

1. Name, address and telephone number of the issuer of the security distributed:

   Cabo Mining Corp.
   502 – 595 Howe Street
   Vancouver, B.C.,
   V6C 2T5
   604-681-8899

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an Exchange Issuer

3. Describe the type of security and the aggregate number distributed:

(i) Private Placement – 1,866,668 units each comprised of one (1) common share and one non-transferable share purchase warrant entitling the holder to purchase one (1) common share at $0.15 per share on or before November 30, 2002 or at $0.18 per share on or before November 30, 2003;

(ii) Shares for Debt – 736,501 common shares.

4. Date of the distribution(s) of the Security: Private Placement – January 4, 2002;

   Shares for Debt - January 2, 2002.

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order, the blanket order number or the BC Instrument number under which the distribution(s) of the security was made:

#82-140

(i) Private Placement: 74(9) of the Securities Act and 128(h) of the Securities Rules;

(ii) Shares for Debt: 128(e) of the Securities Rules.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and, if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
PRIVATE PLACEMENT				
American Resource Management Consultants Inc. 502 – 595 Howe Street, Vancouver, B.C., V6C 2T5	566,667	$0.15	$85,000	74(9) of the Securities Act
Frontier Exploration Drilling 334 Elm Street Powassan, Ontario, P0H 1Z0	266,667	$0.15	$40,000	128(h) of the Securities Rules
Inversiones Geologicas S.A. Calle 64, San Francisco, Casa No. 62, Cuidad de Panama, Panama	300,000	$0.15	$45,000	74(9) of the Securities Act
James Lathem Excavating Limited (1989) 35 Niven Street, North Cobalt, Ontario, P0J 1R0	66,667	$0.15	$10,000	128(h) of the Securities Rules
Outcrop Explorations Limited 12 Martin drive Cobalt, Ontario, P0J 1C0	180,000	$0.15	$27,000	128(h) of the Securities Rules

#82-14c

Full Name and Residential Address of Purchaser	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and, if applicable, Date of Discretionary Order, Blanket Order Number or BC Instrument Number
Prairie C 47 Hillview Street, Latchford, Ontario, P0J 1N0	186,667	$0.15	$28,000	128(h) of the Securities Rules
Red Forte Holdings Ltd. 14210 Wheatley Ave. White Rock, B.C., V4B 2W5	200,000	$0.15	$30,000	128(h) of the Securities Rules
Sears, Barry & Associates 22 Caverhill Street Wawa, Ontario, P0S 1K0	100,000	$0.15	$15,000	74(9) of the Securities Act
SHARES FOR DEBT				
American Resource Management Consultants Inc. 502 – 595 Howe Street, Vancouver, B.C., V6C 2T5	499,834	$0.15	$74,975.15	128(e) of the Securities Rules
Maitland & Company 700 – 625 Howe Street, Vancouver, b. C., V6C 2T6	70,000	$0.15	$10,500.00	128(e) of the Securities Rules
Prairie C 47 Hillview Street, Latchford, Ont. P0J 1N0	166,667	$0.15	$25,000.00	128(e) of the Securities Rules

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

#82-1401

(i) Private Placement - $115,000.00

(ii) Shares for Debt - $85,475.15

TOTAL $200,475.15

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

Not applicable

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not applicable

10. If the distribution of the security was made under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security, and

None

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

$135,000

The undersigned hereby certifies that the statements made in this report are true and correct:

Dated at Vancouver, B.C., this 8th day of January, 2002.

CABO MINING CORP.
Name of Issuer (please print)

Signature of authorized signatory

John A. Versfelt, President & CEO
Name and office of authorized signatory
(please print)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

$\#82-1401$

FORM 4A

02 APR -2

PRIVATE PLACEMENT NOTICE FORM

Re: CABO MINING CORP. (the "Issuer").

Trading Symbol: CEV.

Issued and Outstanding Listed Shares Prior to Private Placement 15,756,770.

Date Price Reservation Form filed (if applicable) N/A.

Date of News Release Announcing the Private Placement November 30, 2001.

---

1. Total amount of funds to be raised: $280,000.

2. Description of securities to be issued:

   (a) Class Common Shares.

   (b) Number 1,866,668.

   (c) Price per security $0.15 per share.

3. If Warrants are to be issued, provide the following information:

   (a) Number 1,866,668.

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants. 1,866,668.

   (c) Exercise price of Warrants $0.15 / share in the 1st yr and $0.18 / share in the 2nd.

   (d) Expiry date of Warrants Two (2) years from the payment date.

4. If Debt Securities are to be issued, provide the following information:

   (a) Aggregate principal amount N/A.

   (b) Maturity date N/A.

   (c) Interest rate N/A.

   (d) Conversion terms N/A.

#82-140

(e) Default provisions N/A.

5. Placees - Please complete the following chart for each placee.

(a) who will hold ≥5% of the issued and outstanding Listed Shares of the Issuer post-closing of the placement;

(b) who is an Insider; and

(c) who is a member of the Pro Group.

Name & Address of Purchaser	Number of Securities Purchased	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date if applicable	*Insider=Y ProGroup=P Not Applicable=N/A
**American Resource Mgmt. Consultants Inc 502 – 595 Howe St. Vancouver, B.C.,	566,667	74(9)	1,253,382[1]	CDNX acceptance	Y
Frontier Exploration Drilling 334 Elm Street Powassan, Ontario	266,667	128(h)		CDNX acceptance	N/A
**Inversiones Geologicas S.A. Calle 64, San Francisco, Casa No. 62, Cuidad de Panama, Panama	300,000	74(9)	453,639[2]	CDNX acceptance	Y
James Lathem Excavating Limited (1989) 35 Niven Street, North Cobalt, Ontario	66,667	128(h)		CDNX acceptance	N/A
Outcrop Explorations Limited 12 Martin drive Cobalt, Ontario	180,000	128(h)		CDNX acceptance	N/A
Prairie C 47 Hillview Street, Latchford, Ontario	186,667	128(h)		CDNX acceptance	N/A
Red Forte Holdings Ltd. 14210 Wheatley Ave. White Rock, B.C.	200,000	128(h)		CDNX acceptance	N/A
**Sears, Barry & Associates 22 Caverhill Street Wawa, Ontario.	100,000	74(9)	63,800[3]	CDNX approval	Y

#82-1401

** (1) 583,567 shares are held by American Resource Management Consultants Inc. a company controlled by Mr. John A. Versfelt who is President and a Director of the Issuer and his wife Jackie D. Versfelt; 262,150 shares are held directly by Mr. Versfelt; and 407,665 shares are controlled by Mr. Versfelt for other parties.

(2) Inversiones Geologicas S.A. is a company controlled by Mr. Julio C. Benedetti, a Director of the Issuer.

(3) 12,133 shares are held by Sears, Barry and Associates is a company controlled by Seymour M. Sears, a nominee for director of the Issuer and his wife Joan Barry; 5,000 shares are held directly by Mr. Sears; and 46,667 shares held by Joan Barry and controlled by Mr. Sears.

6. If the Issuer is a Tier 2 Issuer, please disclose the use of proceeds and provide a comparison to expenditures on similar categories in the preceding 12 month period.

Use of Proceeds		**Expenditures on Similar Categories in Preceding 12 Months**
Cobalt Property Payments	$36,500	$85,248 (July 1, 2000 to June 30, 2001)
Cobalt Property Exploration	55,000	$148,178 (July 1, 2000 to June 30, 2001)
Accts Payable & Loans	85,500	N/A
General &Administration	27,000	$468,901 (July 1, 2000 to June 30, 2001)
Unallocated Working Capital	76,000	

See also the Issuer's October 31, 2001, filing with the CDNX – submission # 67776, schedule entitled "Summary of Financing and Use of Proceeds" attached hereto with respect to a proposed $495,000 financing from Canaccord Capital Corp and the present Non-Brokered Private Placement.

6. State the estimated working capital on hand as at the preceding month end.

Bank balance at October 31, 2001, $1000.00

8. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement:

(a) Sales Agent/broker (name, address, beneficial ownership where applicable) N/A.

(b) Cash N/A.

(c) Securities N/A.

(d) Expiry date of any Agent's Option N/A.

(e) Exercise price of any Agent's Option N/A.

#82-1401

9. State whether the Sales Agent is a Related Party of the Issuer. N/A

10. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

None.

11. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

None.

12. State whether the Private Placement will result in a change of control.

no change of control.

13. State whether shareholder approval of the Private Placement is required.

no shareholder approval required

14. State the Prospectus exemption(s) being relied on and the hold period to which the securities will be subject. (Including Exchange four month hold period.)

74(9) of the Securities Act and 128 (h) of the Securities Rules.

15. If this transaction is not fully in accordance with Policy 4.1 - Private Placements, indicate where there are deviations, and explain why a waiver of policy is in the best interests of the Issuer and the investing public.

None.

ATTACHMENT TO FORM 4A
CDV - NOVEMBER 30, 2001 - P.P.
FORM 4A
#82-1401

Cabo Mining Corp.
Summary of Financings and Use of Proceeds

As at October 31, 2001

A.	Financial Resources		
	- Canaccord Capital Corp. Short Form Offering Subject to Return of Trading		$495,000
	- Non-Brokered Private Placement Subject to Return of Trading		190,000
	- Funds on Hand		1,000
		Total	$686,000
B.	Use of Proceeds (Six Months)		
	Cobalt Property Payments & Taxes		$ 57,000
	Cobalt Property Exploration		260,000
	Canaccord Capital Commission		49,500
	Canaccord Administration Fee		5,000
	Legal		20,000
	Accounts Payable & Loans (1)		106,500
	General and Administration Expenses		82,500
		Total	$580,500
	Unallocated Working Capital		$105,500

(1) Excludes all debts to be settled pursuant to Debt Settlement Agreements

#82-1401

FORM 4A

02 APR -2 AM 8:

PRIVATE PLACEMENT NOTICE FORM

Re: CABO MINING CORP. (the "Issuer").

Trading Symbol: CEV.

Issued and Outstanding Listed Shares Prior to Private Placement 37,024,221.

Date Price Reservation Form filed (if applicable) N/A.

Date of News Release Announcing the Private Placement February 26, 2002.

---

1. Total amount of funds to be raised: $110,000 .

2. Description of securities to be issued:

   (a) Class: common shares.

   (b) Number: 1,100,000 .

   (c) Price per security: $0.10 per share.

3. If Warrants are to be issued, provide the following information:

   (a) Number: 1,100,000.

   (b) Number of Listed Shares eligible to be purchased on exercise of Warrants: 1,100,000 common shares.

   (c) Exercise price of Warrants: $0.10 per share in the first year and $0.12 per share in the second year.

   (d) Expiry date of Warrants: two (2) years from the date the Subscription Agreement is executed.

4. If Debt Securities are to be issued, provide the following information:

   (a) Aggregate principal amount N/A

   (b) Maturity date N/A.

   (c) Interest rate. N/A

#82-1401

(d) Conversion terms N/A.

(e) Default provisions N/A.

5. Placees - Please complete the following chart for each placee

(a) who will hold ≥5% of the issued and outstanding Listed Shares of the Issuer post-closing of the placement;

(b) who is an Insider; and

(c) who is a member of the Pro Group.

**Name & Address of Purchaser	Number of Securities Purchased	Section of Act/Rules Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date if applicable	*Insider=Y ProGroup=P Not Applicable=N/A
American Resource Mgmt. Consultants Inc 502 – 595 Howe St. Vancouver, B.C., V6C 2T5	1,100,000	128(h)	5,520,283[1]	CDNX acceptance	Y

(1) 4,850,468 shares are held by American Resource Management Consultants Inc. a company controlled by Mr. John A. Versfelt who is President and a Director of the Issuer and his wife Jackie D. Versfelt; 262,150 shares are held directly by Mr. Versfelt; and 407,665 shares are controlled by Mr. Versfelt for other parties.

**If placee is not an individual and a Corporate Registration Form has not been filed, state the names of the beneficial owners holding 20% of the placee.

6. If a Tier 1 Issuer, please disclose the proposed use of proceeds.

N/A

If the Issuer is a Tier 2 Issuer, please disclose the use of proceeds and provide a comparison to expenditures on similar categories in the preceding 12 month period.

#82-1401

Use of Proceeds	Expenditures on Similar Categories in Preceding 12 Months
Cobalt Property Payments $13,750	$125,527 (Jan 1, 2001 to Dec 31, 2001)
Cobalt Property Exploration $45,000	$93,237 (Jan 1, 2001 to Dec 31, 2001)
Accts Payable & Loans $29,000	N/A
General &Administration $17,000	$248,862 (Jan 1, 2001 to Dec 31, 2001)
Unallocated Working Capital $5,250	N/A

See also the Issuer's October 31, 2001, filing with the CDNX – submission # 67776, schedule entitled "Summary of Financing and Use of Proceeds" attached hereto with respect to a proposed $495,000 financing from Canaccord Capital Corp and a previous Non-Brokered Private Placement.

7. State the estimated working capital on hand as at the preceding month end.

Bank balance at December 31, 2001, $1,592.00

8. Provide the following information for any bonus, finder's fee, commission or Agent's Option to be paid in connection with the placement:

(a) Sales Agent/broker (name, address, beneficial ownership where applicable) N/A

(b) Cash N/A

(c) Securities N/A

(d) Expiry date of any Agent's Option N/A

(e) Exercise price of any Agent's Option N/A

9. State whether the Sales Agent is a Related Party of the Issuer. N/A

10. Describe the particulars of any other proposed Material Changes in the affairs of the Issuer.

none

11. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.).

none

12. State whether the Private Placement will result in a change of control.

#82-1401

no change of control

13. State whether shareholder approval of the Private Placement is required.

shareholder approval is not required

14. State the Prospectus exemption(s) being relied on and the hold period to which the securities will be subject. (Including Exchange four month hold period.)

128 (h) of the Securities Act

15. If this transaction is not fully in accordance with Policy 4.1 - Private Placements, indicate where there are deviations, and explain why a waiver of policy is in the best interests of the Issuer and the investing public.

N/A

#82-140

Cabo Mining Corp.
Summary of Financings and Use of Proceeds

As at October 31, 2001

A.	Financial Resources		
	- Canaccord Capital Corp. Short Form Offering Subject to Return of Trading		$495,000
	- Non-Brokered Private Placement Subject to Return of Trading		190,000
	- Funds on Hand		1,000
		Total	$686,000
B.	Use of Proceeds (Six Months)		
	Cobalt Property Payments & Taxes		$ 57,000
	Cobalt Property Exploration		260,000
	Canaccord Capital Commission		49,500
	Canaccord Administration Fee		5,000
	Legal		20,000
	Accounts Payable & Loans (1)		106,500
	General and Administration Expenses		82,500
		Total	$580,500
	Unallocated Working Capital		$105,500

(1) Excludes all debts to be settled pursuant to Debt Settlement Agreements

#82-1401

SIDER REPORT

:e instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administeri the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in thi form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Records at (604) 660-4827 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

OX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABO MINING CORP.

)X 2. INSIDER DATA

:LATIONSHIP(S) TO REPORTING ISSUER: 3 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 02 11 01

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: (blank)

IANGE IN :LATIONSHIP IOM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: VERSFELT

GIVEN NAMES: John A.

NO. STREET APT: 23817 - 105 Avenue

CITY: Maple Ridge,

PROV.: B.C. POSTAL CODE: V2W 1V8

BUSINESS TELEPHONE NUMBER: 604 - 681 - 3674

BUSINESS FAX NUMBER: 604 - 681 - 0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- ☒ ALBERTA
- ☒ BRITISH COLUMBIA
- ☐ FEDERAL
  - ☐ BANK ACT
  - ☐ CCAA
  - ☐ ICA
  - ☐ TLCA
  - ☐ CBCA
- ☐ MANITOBA
- ☐ NEWFOUNDLAND
- ☐ NOVA SCOTIA
- ☐ ONTARIO
- ☐ QUEBEC
- ☐ SASKATCHEWAN
- ☐ UNITED STATES
  - ☐ NASDAQ
  - ☐ SEC

)X 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) :SIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	262,150									262,150	0	
✓	407,665									407,665	2	
✓	583,567	03	12	01	10	75,000		.10		658,567	1	AMERICAN RESOURCE MGMT. CONS. INC.
✓	658,567	07	12	01	97	*3,405,400		.15		4,063,967	1	✓ ✓
Options	390,000									390,000	1	✓ ✓

:TACHMENT ☒ YES ☐ NO

iis form is used as a uniform report for the insider reporting requirements ıder all provincial securities Acts, *Bank Act, Cooperative Credit Associations* :t, *Insurance Companies Act, Trust and Loan Companies Act* and ınada *Business Corporations Act*. The terminology used is generic to commodate the various Acts.

)RRESPONDENCE ☒ ENGLISH ☐ FRENCH

'EP A COPY FOR YOUR FILE

ı 2036 Rev. 05 / 2 / 22 HB-184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

* Shares For Debt accepted for filing by the Canadian Venture Exchange November 21, 2001.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light o the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN A. VERSFELT

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 13 12 01

02 FEB -

#82-1401

#82-1401

SIDER REPORT

(se)e instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of admini[stering the] provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided s[atisfies the] disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form w[ill be] available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal in[formation] collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

(B)OX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABo MINING CORP.

(B)OX 2. INSIDER DATA

(R)ELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5 |

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER — DAY 13 MONTH 12 YEAR 01

(C)HANGE IN (R)ELATIONSHIP (F)ROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: VERSFELT

GIVEN NAMES: John A.

NO. STREET APT: 23817-105 Avenue

CITY: Maple Ridge,

PROV.: B.C. POSTAL CODE: V2W 1V8

BUSINESS TELEPHONE NUMBER: 604 - 681 - 3674

BUSINESS FAX NUMBER: 604 - 681 - 0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUE[R IS A] REPORTING ISSUER OR THE EQUIVA[LENT]

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLA(ND)
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEW(AN)
- [ ] UNITED STATE(S)
  - [ ] NASDAQ
  - [ ] SEC

(B)OX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	262,150									262,150	0	
✓	407,665									407,665	2	
✓	4,063,967	17	12	01	10		100,000	.15		3,963,967	1	AMERICAN RESO. MGMT. CONS.
Options	390,000									390,000	1	✓ ✓

(A)TTACHMENT [X] YES [ ] NO

(T)his form is used as a uniform report for the insider reporting requirements (u)nder all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *(C)anada Business Corporations Act*. The terminology used is generic to (a)ccommodate the various Acts.

(C)ORRESPONDENCE [X] ENGLISH [ ] FRENCH

(K)EEP A COPY FOR YOUR FILE

(F)IN 2036 Rev. 95 / 2 / 22 HB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. *It is an offence to file a report that, at the time and in th[e light of] the circumstances in which it is made, contains a misrepresentation.*

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN A. VERSFELT

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 10 MONTH 01

IDER REPORT

instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administen provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfi disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal inform collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABO MINING CORP.

2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 | 5 |

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 01 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: VERSFELT

GIVEN NAMES: JOHN A.

NO. / STREET / APT: 23817 - 105 Avenue

CITY: Maple Ridge,

PROV.: B.C. POSTAL CODE: V2W 1V8

BUSINESS TELEPHONE NUMBER: 604 - 681 - 3674

BUSINESS FAX NUMBER: 604 - 681 - 0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS REPORTING ISSUER OR THE EQUIVALEN

☒ ALBERTA ☐ NEWFOUNDLAND
☒ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT
☐ CCAA ☐ QUEBEC
☐ ICA
☐ TLCA ☐ SASKATCHEWAN
☐ CBCA ☐ UNITED STATES
☐ MANITOBA ☐ NASDAQ
☐ SEC

5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	262,150									262,150	0	
✓	407,665									407,665	2	
✓	3,963,967	02	01	02	10		10,000	.10		3,953,967	1	AMERICAN RESOURC MGMT. CONS. INC.
✓	3,953,967	02	01	02	10		10,000	.11		3,943,967	1	✓ ✓ ✓
✓	3,943,967	03	01	02	10		10,000	.13		3,933,967	1	✓ ✓ ✓
✓	3,933,967	02	01	02	*97	499,834		.15		4,433,801	1	✓ ✓ ✓
✓	4,433,801	04	01	02	**11	566,667		.15		5,000,468	1	✓ ✓ ✓

BOX 6. REMARKS

* Shares For Debt accepted for filing by the Canadian Venture Exchange November 2 2001.
** 566,667 units of one share and one warrant, each warrant exercisable at $0.15 per share in the 1st year and at $0.18 in the 2nd year. Expires November 30, 2002

AMENDMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements of all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

COPY FOR YOUR FILE

6 Rev. 95 / 2 / 22 H.B. — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN A. VERSFELT

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 18 01 02

#82-1981

Page 2 of 2

...IDER REPORT

...instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administe... provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satis... disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will ... available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal inform... collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

...1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

...ABO MINING CORP.

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: VERSFELT
GIVEN NAMES: JOHN A.
NO. / STREET / APT: 23817-105 Ave
CITY: Maple Ridge,
PROV: B.C. POSTAL CODE: V2W 1V8
BUSINESS TELEPHONE NUMBER: 604 - 681 - 3674
BUSINESS FAX NUMBER: 604 - 681 - 0870
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER I... REPORTING ISSUER OR THE EQUIVALE...

☒ ALBERTA ☐ NEWFOUNDLAND
☒ BRITISH COLUMBIA ☐ NOVA SCOTIA
☐ FEDERAL ☐ ONTARIO
☐ BANK ACT ☐ CCAA ☐ ICA ☐ TLCA ☐ CBCA
☐ QUEBEC ☐ SASKATCHEWAN ☐ UNITED STATES ☐ NASDAQ ☐ SEC
☐ MANITOBA

...2. INSIDER DATA

...TIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 01 92
OR
IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY MONTH YEAR

...NGE IN ...ATIONSHIP ...M LAST REPORT: ☐ YES ☒ NO

...5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) ...IGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL DIRECTION IS EXERCISED
Common	5,000,468	09	01	02	10		10,000	.12		4,990,468	I	AMERICAN RESOU... MGMT. CONS. IN...
Warrants	∅	04	01	02	** 11	566,667		.15		566,667	I	✓ ✓ ✓
Options	390,000									390,000	I	✓ ✓ ✓

...CHMENT ☒ YES ☐ NO

...form is used as a uniform report for the insider reporting requirements ...r all provincial securities Acts, *Bank Act, Cooperative Credit Associations ... Insurance Companies Act, Trust and Loan Companies Act* and ...*ada Business Corporations Act*. The terminology used is generic to ...ommodate the various Acts.

...RESPONDENCE ☒ ENGLISH ☐ FRENCH

...A COPY FOR YOUR FILE

...036 Rev. 95 / 2 / 22 HB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the lig... the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN A. VERSFELT
SIGNATURE: [signature]
DATE OF THE REPORT (DAY MONTH YE...): 18 9 10...

#82-1401

FAXED Pg 1 Date 02-22-02

FAX TO: 604-899-6550

AMENDMENT REPORT

#82-1401

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABO MINING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 4 5

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 18 MM 01 YY 02

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: VERSFELT

GIVEN NAMES: JOHN A.

NO. / STREET / APT: 23817 - 105 AVENUE

CITY: MAPLE RIDGE

PROV: B.C. POSTAL CODE: V2W 1V8

BUSINESS TELEPHONE NUMBER: 604-681-8899 EXT

BUSINESS FAX NUMBER: 604-681-0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUEBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	DATE MM	DATE YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	262,150								☐	262,150	1	
"	407,665								☐	407,665	3	
"	4,990,468	23	01	02	10		5,000	0.09	☐	4,985,468	2	AMERICAN RESOURCE
"		22	01	02	10		27,000	0.09	☐	4,958,468	2	MANAGEMENT
WARRANTS	566,667								☐	566,667	2	CONSULTANTS INC.
OPTIONS	390,000								☐	390,000	2	" "
									☐			
									☐			
									☐			

ATTACHMENT ☑ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN A. VERSFELT SIGNATURE: [signature] DATE OF THIS REPORT: DD 01 MM 02 YY 02

BCSC 55-102F6 Rev. 2002/2/8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Emerged on Feb 21/02 AB

Page 1 of 2

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided ... disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form ... available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABO MINING CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 4 5

DATE OF LAST REPORT FILED: DAY 01 MONTH 02 YEAR 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY __ MONTH __ YEAR __

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES [ ] NO [X]

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: VERSFELT

GIVEN NAMES: JOHN A.

NO. / STREET / APT: 23817 - 105 AVENUE

CITY: MAPLE RIDGE

PROV.: B.C. POSTAL CODE: V2W 1E1

BUSINESS TELEPHONE NUMBER: 604 - 681 - 3674

BUSINESS FAX NUMBER: 604 - 681 - 0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES [✓] NO [ ]

BOX 4. JURISDICTION(S) WHERE THE ISS... REPORTING ISSUER OR THE EQU...

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] FEDERAL
[ ] BANK ACT
[ ] CCAA
[ ] ICA
[ ] TLCA
[ ] CBCA
[ ] MANITOBA
[ ] NEWFOUN...
[ ] NOVA SCO...
[ ] ONTARIO
[ ] QUEBEC
[ ] SASKATCH...
[ ] UNITED ST...
[ ] NASDA...
[ ] SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	262,150									262,150	1	
✓	407,665									407,665	3	
✓	4,968,468	05	02	02	10		20,000	.08		4,948,468	2	AMERICAN RES MGMT. CONS
✓	4,948,468	05	02	02	10		14,000	.09		4,934,468	2	✓
✓	4,934,468	06	02	02	10		9,000	.09		4,925,468	2	✓
✓	4,925,468	07	02	02	10		25,000	.09		4,900,468	2	✓
✓	4,900,468	13	02	02	10		20,000	.08		4,880,468	2	✓

ATTACHMENT: YES [X] NO [ ]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE: [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

FIN 2036 Rev. 95 / 2 / 22 HB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN A. VERSFELT

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 15 MONTH 02

#82-1401

;IDER REPORT

instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of adminis provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided sa disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form wil available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal info collected on this form, contact the Supervisor, Insiders Department at (604-660-4873), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

(1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABO MINING CORP.

: 2. INSIDER DATA

ATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED: DAY 01 MONTH 02 YEAR 02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

NGE IN ATIONSHIP M LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: VERSFELT

GIVEN NAMES: JOHN A.

NO. STREET APT: 23817- 105 AVENUE

CITY: MAPLE RIDGE

PROV.: B.C. POSTAL CODE: V2W 1E1

BUSINESS TELEPHONE NUMBER: 604 - 681 - 3674

BUSINESS FAX NUMBER: 604 - 681 - 0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [X] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER REPORTING ISSUER OR THE EQUIVAL

- [X] ALBERTA
- [X] BRITISH COLUMBIA
- [ ] FEDERAL
  - [ ] BANK ACT
  - [ ] CCAA
  - [ ] ICA
  - [ ] TLCA
  - [ ] CBCA
- [ ] MANITOBA
- [ ] NEWFOUNDLAN
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUEBEC
- [ ] SASKATCHEWA
- [ ] UNITED STATES
  - [ ] NASDAQ
  - [ ] SEC

. 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) GNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHI IS INDIRECT OR WHERE CONTR DIRECTION IS EXERCISED
WARRANTS	566,667									566,667	2	AMERICAN RESO MGMT. CONS. I

CHMENT [ ] YES [ ] NO

form is used as a uniform report for the insider reporting requirements r all provincial securities Acts, *Bank Act, Cooperative Credit Associations Insurance Companies Act, Trust and Loan Companies Act* and *ada Business Corporations Act*. The terminology used is generic to mmodate the various Acts.

ESPONDENCE [ ] ENGLISH [ ] FRENCH

A COPY FOR YOUR FILE

036 Rev. 95 / 2 / 22 HB — 184 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the l the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN A. VERSFECT

SIGNATURE: [signature]

DATE OF THE REPORT: DAY 15 MONTH 02 Y 0

#82-1401

FAXED
Pg 1 Date 02-22-02

(604) 899-6550

AMENDMENT REPORT

#82-1401

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABO MINING CORPORATION

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 4 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 01 MM 02 YY 02 / DD MM YY

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: VERSFELT

GIVEN NAMES: JOHN A.

NO. / STREET / APT: 23817 - 105 AVENUE

CITY: MAPLE RIDGE

PROV: B.C. POSTAL CODE: V2W 1V8

BUSINESS TELEPHONE NUMBER: 604-681-8899 EXT

BUSINESS FAX NUMBER: 604-681-0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA ☐ ONTARIO
☑ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	262,150								☐	262,150	1	
	407,665								☐	407,665	3	
	4,958,468	05	02	02	10		20,000	.08	☐	4,938,468	2	AMERICAN RESOURCES MGMT. CONS. INC.
		05	02	02	10		14,000	.09	☐	4,924,468	2	" "
		06	02	02	10		9,000	.09	☐	4,915,468	2	" "
		07	02	02	10		25,000	.09	☐	4,890,468	2	" "
		13	02	02	10		20,000	.08	☐	4,870,468	2	" "
WARRANTS	566,667								☐	566,667	2	" "
OPTIONS	390,000								☐	390,000	2	" "

ATTACHMENT ☑ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN A. VERSFELT

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 15 MM 02 YY 02

#82-1401

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABO MINING CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED (DD MM YY): 15 02 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DD MM YY):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Versfelt

GIVEN NAMES: John A.

NO. STREET APT: #502 - 595 Howe Street

CITY: Vancouver,

PROV: B.C. POSTAL CODE: V6C 2T5

BUSINESS TELEPHONE NUMBER: 604-681-3674 EXT

BUSINESS FAX NUMBER: 604 681 0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	262,150								☐	262,150	1	
✓	407,665								☐	407,665	3	
✓	4,870,468	14	02	02	10		20,000	0.09	☐	4,850,468	2	AMERICAN RESOURCE MGMT. CONS. INC
Warrants	566,667								☐	566,667	2	✓ ✓
Options	390,000								☐	390,000	2	✓ ✓

BOX 6. REMARKS

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): John A. Versfelt

SIGNATURE:

DATE OF THIS REPORT (DD MM YY): 25 02 02

#82-1401

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABO MINING CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 25 MM 02 YY 02

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: Versfelt

GIVEN NAMES: John A.

NO. STREET APT: #502 - 595 Howe Street

CITY: Vancouver,

PROV: B.C. POSTAL CODE: V6C 2T5

BUSINESS TELEPHONE NUMBER: 604-681-3674 EXT

BUSINESS FAX NUMBER: 604 681 0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☐ ONTARIO
☒ BRITISH COLUMBIA ☐ QUIBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A	B	C TRANSACTIONS								D	E	F
DESIGNATION OF CLASS OF SECURITIES	BALANCE OF CLASS OF SECURITIES ON LAST REPORT	DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	PRESENT BALANCE OF CLASS OF SECURITIES HELD	DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Common	262,150								☐	262,150	1	
✓	407,665								☐	407,665	3	
✓	4,850,468	28	02	02	10		15,000	0.10	☐	4,835,468	2	AMERICAN RESOURCE MGMT. CONS. INC.
✓	4,835,468	01	03	02	10		15,000	0.10	☐	4,820,468	2	✓ ✓
Warrants	566,667								☐	566,667	2	✓ ✓
Options	390,000								☐	390,000	2	✓ ✓
									☐			
									☐			
									☐			

BOX 6. REMARKS

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): John A. Versfelt

SIGNATURE: [signature]

DATE OF THIS REPORT: DD 07 MM 03 YY 02

BCSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

TOTAL P.01

#82-1401

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority and used for the purposes of administering the provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal Privacy Act protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, the information will be stored in personal information bank number CCA/P-PU-052. In British Columbia, if you have questions about how the freedom of information legislation applies to the personal information collected on this form, call the Manager, Public Information and Requests at (604) 660-4877 or write the Manager, 1100-865 Hornby Street, Vancouver, B.C. V6Z 2H4.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABO MINING CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 02 00

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BENEDETTI

GIVEN NAMES: JULIO C

NO.: c/o 502-595 STREET: HOWE ST. APT:

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6C 2T5

BUSINESS TELEPHONE NUMBER: 604-681-3674

BUSINESS FAX NUMBER: 604-681-0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA
☒ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	22,500							22,500	0	
COMMON	21,500							21,500	0	
COMMON	432,139	20 12 01	10		300,000	.15		132,139	1	INV. GEOLOGICAS

BOX 6. REMARKS

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act and Canada Business Corporations Act. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

FORM 55-102F? Rev. 96/12/31 · B.C. — 124 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JULIO C. BENEDETTI

SIGNATURE: PER: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 10 01 02

INSIDER REPORT

(See instructions on the back of this report)

Where freedom of information legislation is in force in the jurisdiction where this form is filed: The personal information requested on this form is collected under the authority of and used for the purpose of administering the provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. Under the CBCA the information provided satisfies the disclosure requirements of section 127. While the federal *Privacy Act* protects personal information provided, it also permits public disclosure pursuant to section 266 of the CBCA. All information contained in this form will be made available to the public. Federally, this information will be stored in personal information bank number CCA/P-PU-092. If you have any questions about how the freedom of information legislation applies to the personal information collected on this form, contact the Supervisor, Insiders Department at (604-660-4673), or write the Supervisor, 1100 - 865 Hornby Street, Vancouver, B.C. V6Z 2H4. Toll free in British Columbia (1-800-373-6393).

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

CABO MINING CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED (DAY MONTH YEAR): 10 01 02

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☑ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BENEDETTI

GIVEN NAMES: JULIO C.

NO.: % 502-595 STREET: HOWE STREET APT:

CITY: VANCOUVER

PROV.: B.C. POSTAL CODE: V6C 2T5

BUSINESS TELEPHONE NUMBER: 604 - 681 - 8899

BUSINESS FAX NUMBER: 604 - 681 - 0870

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA
☑ BRITISH COLUMBIA
☐ FEDERAL
☐ BANK ACT
☐ CCAA
☐ ICA
☐ TLCA
☐ CBCA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN
☐ UNITED STATES
☐ NASDAQ
☐ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS: DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	22,500							22,500	0	
COMMON	21,500							21,500	0	
COMMON	132,139	04 01 02	11	300,000		.15		432,139	1	INVERSIONES GEOLOGICAS
WARRANTS	0	04 01 02	11	300,000		(SEE BOX 6 BELOW)		300,000	1	" "

BOX 6. REMARKS NON-TRANSFERABLE WARRANT

WARRANTS ARE EXERCISABLE AT $0.15 PER SHARE ON OR BEFORE NOVEMBER 30, 2002 OR AT $0.18 PER SHARE ON OR BEFORE NOVEMBER 30, 2003.

ATTACHMENT ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts, *Bank Act, Cooperative Credit Associations Act, Insurance Companies Act, Trust and Loan Companies Act* and *Canada Business Corporations Act*. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to file a report that, at the time and in the light of the circumstances in which it is made, contains a misrepresentation.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JULIO C. BENEDETTI

SIGNATURE: [signature]

DATE OF THE REPORT (DAY MONTH YEAR): 17 01 02

FIN 2030 Rev. 95/2/22 HB — 104 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

#82-1401